Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
June 8, 2026
PRICING SUPPLEMENT
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Stock-Linked Underlying Supplement dated February 21, 2024

HSBC USA Inc.
$650,000
Autocallable Contingent Income Barrier Notes with OneStar Feature

Linked to the Least Performing of the Equity Securities of The Boeing Company, Corning Incorporated and Texas Instruments Incorporated

► Quarterly Contingent Coupon payments at a rate of 4.975% (equivalent to 19.90% per annum), payable if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to 50.00% of its Initial Value

► Callable quarterly at the principal amount plus the applicable Contingent Coupon on any Call Observation Date on or after September 9, 2026 if the Official Closing Price of each Underlying is at or above its Call Threshold

► If the Notes are not called, the Least Performing Underlying declines by more than 50.00% and either:

  • the Final Value of the Best Performing Underlying is greater than or equal to 100.00% of its Initial Value, you will receive your Principal Amount (a zero return); or

  • the Final Value of the Best Performing Underlying is less than 100.00% of its Initial Value, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► Due June 14, 2027, if not called.

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes with OneStar Feature (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is $972.80 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$650,000.00	$6,500.00	$643,500.00

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



HSBC USA Inc.
Autocallable Contingent Income Barrier Notes with OneStar Feature

This document relates to a single offering of Autocallable Contingent Income Barrier Notes with OneStar Feature. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of The Boeing Company (Ticker: BA), the Common Stock of Corning Incorporated (Ticker: GLW), and the common stock of Texas Instruments Incorporated (Ticker: TXN) (each a "Company" or an "Underlying" and together the "Underlyings")
Trade Date:	June 8, 2026
Pricing Date:	June 8, 2026
Original Issue Date:	June 11, 2026
Final Valuation Date:	June 9, 2027, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	June 14, 2027. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Call Threshold:	With respect to each Underlying, 100.00% of its Initial Value
Payment at Maturity:	Unless the Notes are called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -50.00%:** $1,000 + final Contingent Coupon ■ **If the Reference Return of the Least Performing Underlying is less than -50.00% and:** (a) if the Reference Return of the Best Performing Underlying is greater than or equal to 0.00%; $1,000 (a zero return); or (b) if the Reference Return of the Best Performing Underlying is less than 0.00% $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). If the Final Value of the Least Performing Underlying is less than its Barrier Value and the Final Value of the Best Performing Underlying is below its OneStar Value, you will not receive the final Contingent Coupon, and will lose up to 100% of the Principal Amount at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Best Performing Underlying:	The Underlying with the highest Reference Return.

Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value ———————————————— Initial Value

Observation Dates and Coupon Payment Dates:

Observation Dates		Coupon Payment Dates	
September 9, 2026	*	September 14, 2026	**
December 9, 2026	*	December 14, 2026	**
March 10, 2027	*	March 15, 2027	**
June 9, 2027 (the Final Valuation Date)	*	June 14, 2027 (the Maturity Date)	**

*These Observation Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Call Observation Dates:	The applicable Observation Dates on or after September 9, 2026, as indicated above.
Call Payment Dates:	The applicable Coupon Payment Dates on or after September 14, 2026, as indicated above.
Contingent Coupon:	*If the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on an Observation Date,* you will receive the Contingent Coupon of $49.75 per $1,000 Principal Amount on the applicable Coupon Payment Date. *If the Official Closing Price of any Underlying is less than its Coupon Trigger on an Observation Date*, the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date. *You may not receive any Contingent Coupon payments over the term of the Notes.*
Contingent Coupon Rate:	4.975% per quarter (equivalent to 19.90% per annum)
Initial Value:	$215.92 with respect to BA, $187.54 with respect to GLW, and $290.90 with respect to TXN, each of which was its Official Closing Price on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
OneStar Value:	$215.92 with respect to BA, $187.54 with respect to GLW, and $290.90 with respect to TXN, each of which is 100.00% of its Initial Value.
Coupon Trigger:	$107.96 with respect to BA, $93.77 with respect to GLW, and $145.45 with respect to TXN, each of which is 50.00% of its Initial Value.
Barrier Value:	$107.96 with respect to BA, $93.77 with respect to GLW, and $145.45 with respect to TXN, each of which is 50.00% of its Initial Value.
CUSIP/ISIN:	40447EPG5/US40447EPG51
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Stock-Linked Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling (212) 525-8010.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025892/tm244959d5_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Contingent Coupon

We will pay a quarterly Contingent Coupon on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Contingent Coupon Rate is 19.90% per annum (or $49.75 per $1,000 Principal Amount per quarter, if payable).

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -50.00%:**

$1,000 + final Contingent Coupon

■ **If the Reference Return of the Least Performing Underlying is less than -50.00% and:**

(a) if the Reference Return of the Best Performing Underlying is greater than or equal to 0.00%;

$1,000 (a zero return); or

(b) if the Reference Return of the Best Performing Underlying is less than 0.00%

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

If the Final Value of the Least Performing Underlying is less than its Barrier Value and the Final Value of the Best Performing Underlying is below its OneStar Value, you will not receive the final Contingent Coupon, and will lose up to 100% of the Principal Amount at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of each Underlying will be at or above its Coupon Trigger on most or all of the Observation Dates, and the Final Value of the Least Performing Underlying will be at or above its Barrier Value, or that the Final Value of the Best Performing Underlying will be at or above its OneStar Value.

▸ You seek a quarterly Contingent Coupon, based on the performance of the Underlyings, that will be paid at the Contingent Coupon Rate of 19.90% per annum if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Observation Date.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called, the Reference Return of the Least Performing Underlying is less than -50.00% and the Reference Return of the Best Performing Underlying is less than 0.00%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the Underlyings.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of at least one Underlying will be below its Coupon Trigger on most or all the Observation Dates, including the Final Valuation Date, the Final Value of the Least Performing Underlying will be below its Barrier Value and that the Final Value of the Best Performing Underlying will be below OneStar Value

▸ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -50.00% and the Reference Return of the Best Performing Underlying is less than 0.00%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Final Value of the Least Performing Underlying is less than its Barrier Value and the Final value of the Best Performing Underlying is less than its OneStar Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of each Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on an Observation Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant monthly period. Similarly, if the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to its Barrier Value and the value of the Best Performing Underlying is greater than or equal to its OneStar Value during the term of the Notes other than on the Final Valuation Date, but then each decreases on the Final Valuation Date below its respective Barrier Value and OneStar value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the values of the Least Performing Underlying and the Best Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the applicable Observation Dates.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of any Underlying on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Price of any Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of the Notes, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Value of the Least Performing Underlying is equal to or greater than its Coupon Trigger, regardless of any appreciation in the value of any Underlying,

which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

Higher Contingent Coupon Rates or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Coupon Trigger on an Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Contingent Coupons or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept that the downside market risk of the Least Performing Underlying and the Best Performing Underlying, and the potential to lose some or all of your principal at maturity, and not receive any Contingent Coupons.

If the Notes are not called, your return will be based on the Reference Returns of the Least Performing Underlying and the Best Performing Underlying.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying and the Best Performing Underlying, without regard to the performance of any other Underlying. As a result, you could lose all or some of your initial investment if the Final Value of the Least Performing Underlying is less than its Barrier Value and the Final Value of the Best Performing Underlying is less than its OneStar Value, even if there is an increase in the value of any other Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return. Instead, your return would depend on the individual performance of the Least Performing Underlying and the Best Performing Underlying.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Coupon Trigger on any Observation Date (including the Final Valuation Date) and below its respective Barrier Value on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons, and that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its Call Threshold on a Call Observation Date in order for the Notes to be called, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Price of an Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶ Principal Amount:	$1,000
▶ Hypothetical Initial Value of each Underlying:	$100.00*
▶ Hypothetical Call Threshold of each Underlying:	$100.00 (100.00% of its Initial Value)
▶ Hypothetical OneStar Value of each Underlying:	$100.00 (100% of its Initial Value)
▶ Hypothetical Barrier Value of each Underlying:	$50.00 (50.00% of the Initial Value)
▶ Hypothetical Coupon Trigger of each Underlying:	$50.00 (50.00% of the Initial Value)
▶ Contingent Coupon Rate:	19.90% per annum (4.975% for each quarter in which it is payable). If the Official Closing Price (i) of each Underlying on *every* Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $140.00 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date and set forth in the final pricing supplement to which this document relates.

Summary of the Examples

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date		
	Example 1	Example 2	Example 3	Example 4
Initial Value of each Underlying	$100.00	$100.00	$100.00	$100.00
Call Threshold of each Underlying	$100.00	$100.00	$100.00	$100.00
OneStar Value of each Underlying	$100.00	$100.00	$100.00	$100.00
Barrier Value of each Underlying	$50.00	$50.00	$50.00	$50.00
Coupon Trigger of each Underlying	$50.00	$50.00	$50.00	$50.00
Official Closing Price / Percentage Change of the Least Performing Underlying on the:				
1st Observation Date (1st Call Observation Date)	$57.75 / -42.25% Contingent Coupons: 1 x $49.75 = $49.75	$60.00/ -40.00% Contingent Coupons: 1 x $49.75 = $49.75	$45.00 / -55.00% Contingent Coupons: $0	$47.00 / -53.00% Contingent Coupons: $0
2nd Observation Date (2nd Call Observation Date)	$105.00 / 5.00% Contingent Coupons: 1 x $49.75 = $49.75	$57.75 / -42.25% Contingent Coupons: 1 x $49.75 = $49.75	$47.00 / -53.00% Contingent Coupons: $0	$57.75 / -42.25% Contingent Coupons: 1 x $49.75 = $49.75
3rd Observation Date (3rd Call Observation Date)	N/A	$60.00/ -40.00% Contingent Coupons: 1 x $49.75 = $49.75	$45.00 / -55.00% Contingent Coupons:: $0	$45.00 / -55.00% Contingent Coupons: $0
Final Valuation Date	N/A	$60.00 / -40.00%	$50.00 / -50.00%	$30.00 / -70.00%
Official Closing Price / Percentage Change of the Best Performing Underlying on the Final Valuation Date	N/A	$80.00 / -20.00%	$105.00 / 5.00%	$90.00 / -10.00%
Contingent Coupon Payment Amounts Prior to Maturity or Call	1 x $49.75 = $49.75	3 x $49.75 = $149.25	0 x $49.75 = 0	1 x $49.75 = $49.75
Payment if Notes are Called	$1,049.75	N/A	N/A	N/A
Payment at Maturity	N/A	$1,049.75	$1,000.00	$1,000 + ($1,000 x -70.00%) = $300.00
Return of the Notes	9.95%	19.90%	0.00%	-65.025%

Example 1—The Official Closing Price of each Underlying on the second Call Observation Date is greater than or equal to its Call Threshold and the Notes are called.

Underlying		Initial Value		Official Closing Price
BA		$100.00		$125.00 (125.00% of Initial Value)
GLW		$100.00		$105.00 (105.00% of Initial Value)
TXN		$100.00		$129.00 (129.00% of Initial Value)

.

Payment Upon a Call:	**$1,049.75**

Because the Official Closing Price of each Underlying on the second Call Observation Date is at or above its Call Threshold, the Notes will be called and you will receive $1,049.75 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the prior Contingent Coupon payment of $49.75 received in respect to the previous Observation Dates, we will have paid you a total of $1,099.50 per Note, resulting in a 9.95% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 2— The Notes are not called, the Final Value of the Least Performing Underlying is greater than or equal to its Trigger Value, the Final Value of the Best Performing Underlying is less than its OneStar Value, and each Underlying closed at or above its Coupon Trigger (but below its Call Threshold) on 3 of the Observation Dates prior to the Final Valuation Date.

Underlying		Initial Value		Final Value
BA		$100.00		$80.00 (80.00% of Initial Value)
GLW		$100.00		$60.00 (60.00% of Initial Value)
TXN		$100.00		$75.00 (75.00% of Initial Value)

GLW is the Least Performing Underlying.

BA is the Best Performing Underlying.

Reference Return of the Least Performing Underlying:	-40.00%
Reference Return of the Best Performing Underlying:	-20.00%
Payment at Maturity:	**$1,049.75**

Since the Notes are not called, each Contingent Coupon prior to maturity was paid and the Final Value of the Least Performing Underlying is above its Coupon Trigger, we will pay you a total of $1,049.75 at maturity per Note, reflecting your Principal Amount plus the final Contingent Coupon of $49.75. When added to the previously paid Contingent Coupons prior to maturity totaling $149.25, the total return on the Notes would be 19.90%.

Although the Final Value of the Best Performing Underlying is below its OneStar Value, it has no effect on the Payment at Maturity since the Final Value of the Least Performing Underlying is above its Barrier Value.

Example 3—The Notes are not called, the Underlyings did not all close at or above their respective Coupon Triggers on any of the Observation Dates prior to maturity, and the Final Value of the Least Performing Underlying is less than its Barrier Value. However, the Final Value of the Best Performing Underlying is greater than or equal to its OneStar Value.

Underlying	Initial Value	Final Value
BA	$100.00	$105.00 (105.00% of Initial Value)
GLW	$100.00	$45.00 (45.00% of Initial Value
TXN	$100.00	$60.00 (60.00% of Initial Value)

GLW is the Least Performing Underlying.

BA is the Best Performing Underlying.

Reference Return of the Least Performing Underlying:	-55.00%
Reference Return of the Best Performing Underlying:	5.00%
Payment at Maturity:	**$1,000.00**

Even though the Final Value of Least Performing Underlying is below its Barrier Value, since the Final Value of the Best Performing Underlying is above its OneStar Value, we will pay you a total of $1,000 at maturity per $1,000 Note, reflecting your Principal Amount. The total return on the Notes would be zero.

Example 4— The Notes are not called, the Final Value of the Least Performing Underlying is less than its Barrier Value, the Final Value of the Best Performing Underlying is less than its OneStar Value, and each of the Underlyings only closed at or above their respective Coupon Triggers on 1 Observation Dates prior to maturity.

Underlying	Initial Value	Final Value
BA	$100.00	$90.00 (90.00% of Initial Value)
GLW	$100.00	$30.00 (30.00% of Initial Value)
TXN	$100.00	$60.00 (60.00% of Initial Value)

GLW is the Least Performing Underlying.

BA is the Best Performing Underlying.

Reference Return of the Least Performing Underlying:	-70.00%
Reference Return of the Best Performing Underlying:	-10.00%
Payment at Maturity:	**$300.00**

Because the Final Value of the Least Performing Underlying is less than its Barrier Value, you will receive $300.00 per $1,000 Principal Amount, calculated as follows:

Final Settlement Value = $1,000 + ($1,000 x -70.00%) = $300.00

When added to the Contingent Coupon payment of $49.75 received on 1 of the previous Observation Dates, the total value of your Notes would be $349.75 per Note, resulting in a -65.025% return on the Notes.

If the Final Value of the Least Performing Underlying is less than its Barrier Value, you will be exposed to any decrease in the value of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of BA

The Boeing Company operates as an aerospace company. The Company develops, manufactures, and services commercial airplanes, defense products, and space systems. Boeing serves clients worldwide. The common stock of the Company is listed and traded on the New York Stock Exchange under the symbol "BA."

Information filed by the Company with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of BA

The following graph sets forth the historical performance of BA based on the daily historical closing values from June 8, 2016 through June 8, 2026. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of BA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of BA on any Observation Date, including the Final Valuation Date.

Description of GLW

Corning Incorporated orning Incorporated is a technology-based company. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as manufactures glass panels, funnels, liquid crystal display glass, and projection video lens assemblies for the information display industry. The common stock of the Company is listed and traded on the Nasdaq Global Select Market under the symbol "GLW."

Information filed by the Company with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of GLW

The following graph sets forth the historical performance of GLW based on the daily historical closing values from June 8, 2016 through June 8, 2026. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of GLW should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of GLW on any Observation Date, including the Final Valuation Date.

Description of TXN

Texas Instruments Incorporated Texas Instruments Incorporated operates as a semiconductor design and manufacturing company. The company develops analog ICs and embedded processors. The common stock of the Company is listed and traded on the Nasdaq Global Select Market under the symbol "TXN."

Information filed by the Company with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of TXN

The following graph sets forth the historical performance of TXN based on the daily historical closing values from June 8, 2016 through June 8, 2026. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of TXN should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of TXN on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of any Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, Notes that have a term of more than one year could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other

authorities by any Underlying and consult your tax advisor regarding the possible consequences to you if any Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of any Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.

HSBC USA Inc.

$650,000
Autocallable Contingent Income Barrier Notes OneStar Feature Linked to the Least Performing of the Equity Securities of The Boeing Company, Corning Incorporated and Texas Instruments Incorporated

June 8, 2026

Pricing Supplement